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02042199

# 82- SUBMISSIONS FACING SHEET



MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Hylsamex SA De CV

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS



FILE NO. 82- 4252 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

*INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:*

| | | | |
|---|---|---|---|
| *12G3-2B (INITIAL FILING)* | ☐ | *AR/S (ANNUAL REPORT)* | ☑ |
| *12G32BR (REINSTATEMENT)* | ☐ | *SUPPL (OTHER)* | ☐ |
| *DEF 14A (PROXY)* | ☐ | | |

*OICF/BY:* dlw

*DATE :* 6/27/02

# HYLSAMEX

## FINANCIAL HIGHLIGHTS [1]

### HYLSAMEX, S.A. DE C.V. AND SUBSIDIARIES

| | 2001 | 2000 | %Var. |
|---|---|---|---|
| Sales (thousand of tons.) | 2,344 | 2,722 | (14) |
| Revenue per ton (US $) | 517 | 529 | (2) |
| Cost [2] per ton (US $) | 450 | 436 | (3) |
| EBITDA (US $ million) [3] | 155 | 253 | (39) |
| **INCOME STATEMENT (PS. MILLION)** | | | |
| Net Sales | 11,524 | 14,823 | (22) |
| EBITDA | 1,473 | 2,615 | (44) |
| Depreciation and amortization | 1,208 | 1,289 | (6) |
| Operating income | 266 | 1,326 | (80) |
| Majority net income | (2,170) | 167 | 0 |
| Net income per share (Ps.) | (8.903) | 0.683 | 0 |
| **BALANCE SHEET (PS. MILLION)** | | | |
| Total assets | 26,550 | 30,874 | (14) |
| Total liabilities | 17,909 | 19,265 | (7) |
| Consolidated stockholders' equity | 8,641 | 11,609 | (26) |
| Book value per share (Ps.) | 27.863 | 39.705 | (30) |

1 In the editorial section of this annual report, monetary figures are expressed in pesos (Ps.) as of December 31, 2001 or dollars (US $), unless otherwise specified. Comparisons are in real terms, that is, discounting the effects of inflation. Volume figures are in metric tons.

2 Cost of goods sold before depreciation and amortization plus operating expenses.

3 Operating income before depreciation and amortization.

**VALUE ADDED PRODUCTS**


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'97 '98 '99 '00 '01

(% of Total Revenue)

**SALES**


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(Thousand tons)

**EBITDA**


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(US$ million)

**OPERATING INCOME PER TON**


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(US$ per metric ton)

## CONTENTS

## TO OUR SHAREHOLDERS

This past year has truly been one of the most challenging in our Company's history. The sharp decline in steel prices in every corner of the world continued unabated and has reached crisis levels. Industry conditions have been aggravated by the economic slowdown in the United States, which in turn has affected Mexico's economic activity. This, combined with the strengthening of the Peso and the domestic energy crisis, put enormous pressure on Hylsamex's ability to generate cash flow. Notwithstanding management's considerable efforts to implement cost reductions and product mix improvements during 2001, Hylsamex was not able to neutralize these adverse market conditions.

Therefore, Hylsamex's management began negotiating with the bank creditors of Hylsa —the Company's main subsidiary— in order to refinance its total outstanding bank debt. On December 2002, we presented an initial proposal, and as of the date of this report, the Company and the steering committee are still holding conversations with the rest of the financial institutions involved. We expect to reach a conclusion in short.

Throughout this whole process, Hylsamex has relied on the perseverance and commitment of all its employees. We express our gratitude to each and every one of our employees for this achievement.

## GLOBAL STEEL INDUSTRY

In 2001, the steel industry worldwide experienced its most severe crisis. Steel prices continued to plummet, reaching lows not experienced in the past twenty years. This is a direct consequence of excess capacity protected by government subsidies and unfair trading practices of some countries. Consequently, steel companies around the world suffered significant financial damage.

In the United States, 30 steel companies are currently operating under Chapter 11 protection. Altogether, these companies represent 45% of installed capacity in the U.S., or approximately 54 million tons per year. Following the trend in the United States, the Mexican steel industry has also been seriously damaged, and both prices and demand have decreased in a significant way.

## OPERATING PERFORMANCE

The weak conditions in the Mexican economy caused an 11% decrease in domestic steel demand; the production of liquid steel and finished products fell 15% and 7%, respectively.

Hylsamex's sales volume totaled 2.3 million tons in 2001, 14% below year 2000 levels. Shipments to the domestic market amounted to 2.0 million tons, representing a fall of 12%. To face this situation, Hylsamex implemented several strategies in order to cope with this recessionary environment that started to take hold during the second half of the year, in which the Company grew its domestic shipments 11% over the first half. In contrast, export shipments decreased 26% due primarily to lower international steel prices and to deterioration in the global economy. Export shipments were 323 thousand tons and the associated revenue amounted to US$158 million.

Steel imports into Mexico continued to represent a serious problem, achieving over a 20% share of the market, most of which was obtained through dumping activity. To address this situation, the Mexican Government authorized in September a tariff increase, to 25% from a 13% average, on 39 steel products coming from countries with which Mexico does not have a free trade agreement.

## FINANCIAL PERFORMANCE

The lower level of shipments and the decrease in prices seriously impaired Hylsamex's operating performance for the year. Sales revenues amounted to Ps.11,524 million and total cash flow generation to Ps.1,473 million; both figures were 22% and 44% lower, respectively, than the previous year. The Company obtained US$96 million in savings from working capital through more efficient use of inventories. With these savings, plus extraordinary income derived from natural gas hedging strategies, and a US$40 million backstop facility provided by Alfa, Hylsamex was able to comply with its financial obligations; more so, posted a reduction in net debt of US$19 million, ending the year with US$1,326 million.

Reaching a successful restructuring agreement with Hylsa's banks would allow Hylsamex to adjust its financial obligations to more suitable terms and conditions, which more adequately reflect current conditions in the steel market. The proposal contemplates extending the maturity of bank loans as well as grace periods for both interest and principal payments.

Alfa has backed the proposal and committed to capitalize certain intercompany loans. In addition, Alfa and the banks would made available new credit facility of US$25 and US$40 million, respectively, to support Hylsa's liquidity over the short term.

The closing of this refinancing process, which we expect to happen soon, would allow us to restore financial stability to Hylsamex.

## STRATEGY

Under the industry backdrop, Hylsamex's management focused its attention to containing costs and targeting profitable markets with high value-added products. To optimize the use of its production facilities, the Company decided to keep Mill #1 of the Flat Products Division in shutdown mode, although the direct reduction facilities in Monterrey and Puebla were restarted in July when the price of natural gas dropped to acceptable levels.

Hylsamex's natural gas requirements for its 4M direct reduction facility in Monterrey are tied to a fixed price contract of US$4.00/MMBtu offered by PEMEX through December 2003. The rest of the Company's requirements are currently being filled in the spot market. To benefit from the decrease in natural gas prices, Hylsamex placed different hedging strategies throughout the year and booked US$25 million in extraordinary profits. These actions were designed to limit exposure to the increased costs and the drop in cash generation in 2001.

In addition, the workforce was modified to better match the market conditions. In particular, the external workforce was reduced by 35% compared to the levels of August 2000.

The measures implemented led to a decrease in cash fixed costs of 12% or US$36 million versus the year 2000. Variable costs per ton increased 4% primarily as a result of higher energy costs in early 2001; nevertheless, Hylsamex posted a reduction of 8% in the fourth quarter as compared to the first quarter.

To offset the decrease in selling prices, Hylsamex increased the share of value-added products in its sales mix, from 60% in 2000 to 63% in 2001. This measure limited the decrease in dollar revenue per ton to 2% only.

Siderúrgica del Orinoco (Sidor) also faced a difficult year. During the last quarter of 2001, Sidor announced to its creditors that it would be unable to comply with its financial obligations. As a result, both Sidor and its creditors have begun a refinancing process that is expected to conclude in 2002.

## OUTLOOK

The current forecasts for 2002 indicate that a recovery will begin during the second half of the year, which would benefit Mexico and the steel market. Hylsamex will continue to augment its cost reduction efforts while seeking ways to strengthen its competitive position through increased production of value-added products and by developing new products for more profitable markets.

Hylsamex's main objective for the upcoming year is to strengthen its financial structure and to obtain the flexibility required to continue seeking strategic alternatives as a joint venture, a strategic partner or the divestiture of non-core assets.

As in previous years, the Board of Directors acknowledges that the support and trust of its shareholders, clients and suppliers, as well as the financial community throughout the year are essential to successfully navigating this challenging environment. You are all an important source of strength in our efforts to achieve Hylsamex's objectives.

March 19, 2002
San Nicolás de los Garza,
Nuevo León, México

**Dionisio Garza Medina**
Chairman of the Board

**Alejandro M. Elizondo**
Chief Executive Officer



## HYLSA — RAW MATERIALS DIVISION

During the year 2001, Hylsamex's mining activities were scaled back significantly on account of high natural gas prices, which pushed up the production costs of direct reduced iron at the Company's DRI facilities.

Production of iron ore pellet for the year amounted to 1.7 million tons, a level 45% below that of 2000. The pellet volume obtained from Consorcio Minero Benito Juárez—Peña Colorada was used primarily to cover the requirements of Hylsamex's Direct Reduction facilities. Operations at Las Encinas mining complex were limited to extraction of iron ore lump.

To lessen the impact of weak demand for DRI internally, the Division sold its iron ore pellets and lump directly into the market. Sales to the domestic market increased 57% over the previous year to 314 thousand tons. Shipments to the export markets held firm at 125 thousand tons, generating revenue of US$4 million.



## HYLSA — HYL TECHNOLOGY DIVISION

During 2001, the focus of this Division was on projects that would enhance efficiency of the direct reduction facilities at the Flat Products Division as well as projects that would drive additional sales of training services and technical assistance. The shift in focus was in reaction to the fewer number of direct reduction projects ongoing around the world. Notwithstanding, the project for the operation of a DRI facility in Lebedinsky, Russia, in which HYL provided the technology, was consolidated.

With the optimization projects, the 4M DRI facility in Monterrey increased production capacity from 750 thousand tons to nearly one million tons per year. In addition, the plant's natural gas requirements were reduced to 2.2 giga calories per ton of production, representing a decrease of 8% in relation to the previous level of consumption. Moreover, the 3M reduction facility was modified to operate without a natural gas reformer, which is the latest technological advance in the direct reduction field.

The Division continued strengthening its reputation internationally by providing technical assistance to companies in eight different countries. Among its services, HYL now offers installation and implementation of SAP® information systems.

Towards year-end, HYL renegotiated its collaboration agreement with Ferrostaal AG from Germany in an effort to achieve a higher participation in future direct reduction projects. Moreover, an additional contract was signed with the same company to commercialize the new HY-Recovery Process, which allows emissions of dust from the electric arc furnaces to be safely treated.

The year 2001 continued to be adverse for the flat products market. Domestic demand for flat products declined 10% in relation to the previous year on account of the slowdown in the economies of the United States and Mexico, as well as the increased penetration of imports, which now account for 24% of the total domestic market. As a result, total shipments of the Flat Products Division [illegible] million tons, 17% less than a year ago. While sales to the domestic market decreased sharply due to lower [illegible] and [illegible] that led to a halt in production [illegible], it was sales to the export market that were most affected, declining 35% following the decrease in international steel prices.

Sales in the domestic market amounted to 1.6 million tons, 9% below the previous year. Despite this, the Flat Products Division increased the proportion of value-added products such as cold rolled coil, [illegible] and [illegible] hot band in its sales mix to a level of 333 thousand tons. As a result, value-added products reached 34% of total shipments compared to 37% achieved in 2000.

Natural gas prices continued to be a major factor affecting the Division's cost structure. For this reason, Hylsamex's management implemented several strategies designed to improve the Company's competitive position. Natural gas requirements of the 4M DRI facility were fixed under the US$4.00/mm BTU contract offered by PEMEX, while the rest of the Division's requirements, starting in July, were sourced in the spot market.

The Division passed all of the necessary tests in order to retain its Quality Certification under QS-9000 for the next two years.

The Division continued to implement various environmental programs in order to remain in compliance with federal and local authorities despite its ongoing [illegible]. One project that merits attention is [illegible] designed to burn dust of [illegible] equipment in order to capture its [illegible] content and reduce the level of waste. Another involved the addition of measurement ports in the chimneys of the electrolytic scrubber and turbo generator.

The combined effect of a severe contraction in the construction and industrial sectors and capacity increases at several competitors caused a difficult operating environment in long steel products within Mexico. Volume sales at the Bar & Rod Division amounted to 772 thousand tons in 2001, 9% less than shipments in the year 2000. The most affected product category was rebar, decreasing 9% year-over-year, while sales of wire rods were up 2%. Overall, export volumes increased 24.1% from year 2000, to 1[illegible] thousand tons. This growth was achieved with higher shipments of value-added wire rod.

The performance of both the Monterrey and the Puebla Plants under this difficult environment was satisfactory. The Puebla Plant increased both production


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(Million tons)


97 98 99 00 01
([illegible] per Metric ton [illegible])


97 98 99 00 01
(Thousand tons)

and sales during the second half of the year following the restart of the 2P direct reduction facility in July. Natural gas requirements for the facility are being purchased in the spot market.

The Reducing Sizing Mill, installed on year 2000 at the Puebla Plant, has increased the rate of production and the overall quality of its products as a result of investments made by the Company in the last year. With this mill, the Division is the only producer in Mexico capable of supplying a broad mix of wire rods, like the ones required by the auto industry. Moreover, with the use of billet with transversal cut of up to 140 millimeters, the Bar & Rod Division can produce 2.0-ton coils instead of the normal 1.6-ton, increasing productivity and efficiency in the handling of wire rods.

The Puebla Plant advanced in its efforts toward obtaining the QS-9000 Certification and expects to receive it during the first six months of 2002. This quality control measure is required to all companies that serve the auto industry.

As a part of the strategy to reinforce the financial structure of the Company and allow the incorporation of a future strategic partner, two companies — Hylsa Puebla, S.A. de C.V. and Hylsa Norte, S.A. de C.V.— were formed at the end of 2001.

## HYLSA — TUBULAR PRODUCTS DIVISION

During 2001, the Tubular Products Division achieved a positive performance despite unfavorable market conditions. Total sales volume grew 14% with respect to the year 2000. Domestic shipments of tubular products increased 20%.

The strong performance came about through higher sales of light structural profiles and purlin stemming from the Division's inclusion in the distribution network of Galvak, which has expanded its presence in the central and southern regions of the country. The Division implemented a new system of controls to its production processes, similar to those used at Galvak, in order to improve efficiency and boost productivity.

The sale of tubular products with diameters over 6", tolled by a third party using steel sheets from the Flat Products Division, was initiated during the year. Additionally, machinery for the production of painted purlin was installed on May 2001.

Regarding environmental aspects, the Division made improvements to its acid collection systems in the galvanizing operation in an effort to prevent contamination of the subsoil.

## GALVACER

In 2001 Hylsamex consolidated its participation in the coated steel market through Galvacer despite adverse conditions. Shipments from this business unit were up 8%, reaching a total of 658 thousand tons of value-added products, including galvanized and pained steel coils, light structural profiles and welded tubular products. Sales revenue during the year amounted to US$488 million, representing 40% of Hylsamex's total revenue.

**Bar & Rod Division Sales**


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**Tubular Products Division Sales**


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**Galvak Sales**


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Galvacer's shipments to the domestic market in 2001 amounted to 605 thousand tons, increasing 7% over 2000. In the same way, exports grew 13% to a total of 152 thousand tons.

Galvacer's performance throughout the year reflects the higher degree of commercial integration and deep market knowledge within the companies and business units that make up Galvacer — Galvak, Galvamet, Hylsa's Tubular Products Division and Galvacer Chile.

## Galvak

Like the rest of the steel subsectors, coated steel faced harsh conditions. Even so, Galvak managed to increase shipments within Mexico and abroad, maintaining its position within the coated products market. Volume to the domestic market grew with the introduction of innovative products that were favorably accepted by its clients. Among these



products are Panel Lite and Ceramic Galvatile, targeted for the construction industry, and Dry-Lub, which is a galvanized steel sheet that facilitates the stamping process in the auto industry.

Export shipments in 2001 rose 13%. The strategy that Galvak had in place for this market was based on end-consumers and in high value added products. During the year, Galvak opened new sales offices in Santiago, Chile and Toronto, Canada.

Galvak's sales accomplishments were aided by its advanced information technology systems. Among the most important are the SAP® System, that permits the integration of different activities, the Sistema Electrónico de Respuesta al Cliente (SERCliente), that already has 150 registered users and the GPS Technology, that provides safety and confidence measures for transportation logistics.

To foster a quality-oriented culture, Galvak implemented the Six Sigma approach, which is designed to strengthen quality control standards and maintain a culture of continuous quality control. As of today, these projects have exceeded expectations.

Galvak succeeded in reducing and recycling residues in order to comply with environmental standards. To prevent ammonia leaks, Galvak installed sensors and flood systems. In addition, special brigades were formed to deal with this kind of contingency. During 2001 Galvak was awarded both the National and the State Award for Safety and Hygiene, as well as the award for *Empresa Líder en Protección Civil*.







## ACEREX

This company, dedicated to processing flat products, improved its performance in 2001. Total sales volume increased 5% with respect to 2000. This growth was accomplished through a 19% increase in direct domestic sales and a 3% increase in tolling services. On the other hand, export sales decreased 45% as a result of poor demand in the international markets.

**ACEREX SALES**


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'97 '98 '99 '00 '01
(Miles de toneladas)

During the year Acerex started processing higher value-added products such as stainless and aluminized steel, which allowed it to increase its customers base.

The performance for the year reflects Acerex's ability to operate a highly productive work force, an efficient information technology infrastructure and a modern logistics system. Further proof is the just-in-time system that it has jointly operated, without problems, with 15 different auto part producers in Mexico. The accomplishments by Acerex reflect the contribution and support from its partner Worthington Industries, a leading company in the U.S. processed flat steel sector.

## NON-CONSOLIDATED SUBSIDIARIES

Siderúrgica del Orinoco C.A. (Sidor), the non-consolidated Venezuelan steel company, also faced a difficult year in which the drop in global steel prices, the slowdown in the Venezuelan economy, the appreciation of the Bolivar and work stoppages hindered its performance.

Sales to the domestic market dropped 9% to 1.2 million tons due to the various negative factors. Total sales volume, however, reached 2.7 million tons, a level 5% above the year 2000 figure. The increase was driven by a 17% growth in exports, which totaled 1.7 million tons due in part to an increase in semi-finished products such as slabs and billets.

Given the adverse industry conditions, the company officially defaulted on its interest payments last December and started a debt restructuring process with its lenders. Sidor expects to conclude negotiations in 2002.

# Management's Discussion and Analysis of Results

The following report should be read in conjunction with the Letter to the Shareholders (page 1), the Corporate Review (page 4), Audited Financial Statements (page 15), and the Supplementary Information (page 26). The information is submitted in pesos (Ps) as of December 2001. Some figures are expressed in millions of nominal dollars (US$) or in metric tons.

## Overview

Hylsamex continued to be adversely impacted by the slowing Mexican, as well as U.S. economies, which resulted in a difficult market for its steel products. Management concentrated its efforts on reducing costs as to minimize the effect of lower real prices. During the year, the Company's revenues in dollars slipped 16% in relation to 2000 on account of a 14% decrease in shipments. Despite the fact that cash costs and operating expenses improved 11%, the drop in cash flow generation amounted to US$ 98 million.

In December 2001, dollar revenue per ton was US$ 481 compared to US$ 526 in January, representing a 9% drop. This has, in conjunction with the 14% year-over-year decrease in volume, put additional pressure on Hylsamex's cash flow generation.

To counteract the decline in EBITDA, Hylsamex used some hedging mechanisms throughout the year to benefit from the decrease in natural gas prices. A total of US$ 25 million was obtained and applied as extraordinary cost reduction items. Furthermore, the Company achieved US$ 96 million from savings in working capital mainly through better turning of inventories. Hylsamex was able to cover its financial obligations and tax payments. More so, the Company was able to post a slight reduction in outstanding debt.

Nevertheless, management's considerable efforts were not enough to offset the further deterioration of the steel market's fundamentals, and started negotiating with Hylsa's —Hylsamex's largest subsidiary— bank creditors for a refinancing of its outstanding indebtedness. An initial proposal was presented to all financial institutions —with previous approval of the bank's steering committee—, and a conclusion to the process is expected soon.

Reaching a successful restructuring agreement with Hylsa's banks would allow Hylsamex to adjust its financial obligations to more suitable terms and conditions, which more adequately reflect current conditions in the steel market. The proposal contemplates **(i)** a capitalization of Alfa's intercompany loans **(ii)** the extension of maturities on bank loans as well as grace periods for both interest and principal payments, and **(iii)** new credit facilities from Alfa and the banks to support Hylsa's liquidity over the short term.

### Key Operating Variables


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Revenue (US$/ton)
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1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q
1999
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2001

### Economic Snapshot in 2001

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| **Inflation (Dec -Dec)** | 4.40% | 8.96% | 12.32% |
| **Peso depreciation (y-o-y)** | | | |
| Nominal | (4.76%) | 0.81% | (3.06%) |
| **Peso / Dollar exchange rate** | | | |
| Nominal | 9.14 | 9.60 | 9.52 |
| **Overvaluation at year-end** | 34.2% | 24.3% | 18.9% |
| **GDP growth Mexico** | (0.3%) | 6.9% | 3.9% |
| **GDP growth United States** | 1.2% | 5.0% | 4.2% |

## Steel Market

According to preliminary data from CANACERO, domestic steel consumption grew 15% from January to December of 2001; however, on an annualized basis, consumption was down 7% compared to the year 2000 levels. Accordingly, the production of flat steel in Mexico —most relevant to Hylsamex— improved 6%, allowing the Company to increase its domestic shipments of these products throughout the year. Demand for long products only increase by 4% since January 2001. During the second and third quarters there was a decline in demand for long products on account of the weakening economic activity, particularly in the construction sector. While imported flat steel showed a decrease relative to 2000, it still accounted for approximately 26% of total market consumption. There does appear to be a downward trend in the level of imports, and the recent increase in import tariffs should further contribute to the decline.

Following a petition led by CANACERO earlier this year, on September 5, Mexico's Ministry of Economy announced an increase in tariffs placed on steel imports from those countries with which Mexico does not have a free trade agreement. The import tariffs, which stood around 13% —coated products at 18%— were increased to 25%. The tariffs will be in effect for one year following the announcement. Furthermore, on March 15, 2002, the Ministry of Economy announced another tariff increase to 35% on the same product categories.

## Sales Volume

Total shipments in 2001 amounted to 2,343,500 tons, 14% lower than the 2,722,200 tons sold in the prior year. The difference is fully attributable to the ingot-casting mill in the Flat Products Division —which had contributed approximately 408,000 tons in 2000— that halted production in response to the sharp downturn in domestic steel consumption and the persistent decreases in international steel prices. More so, the contraction in demand for long products, evidenced by the sharp reduction in government construction spending during 2001, is responsible for a 10% decrease in rebar shipments. Nevertheless, it is worth noting that the rest of Hylsamex's facilities increased production on a yearly basis, and were operating at nearly full capacity. The behavior of the domestic and export markets during 2001 was as follows:

- Total domestic shipments amounted to 2,020,200 tons, down 12% from the 2,287,000 tons sold in 2000. The majority of the shortfall resulted from the halt in operations at Mill#1, where the output had traditionally been sold into the local Mexican market.
- Hylsamex sold 323,300 tons in the international markets; a level 26% below the 435,200 tons shipped during 2000, but at the same time, at a price 4% higher due to an improved sales mix. During the first six months of 2000, the Company was shipping additional quantities of steel products, both commodity and value added. However, the deceleration in both US and Mexican economies became apparent during the second half of the year, and demand started to decrease, declining even more in 2001. Accordingly, the export ratio decreased from 16.0% in 2000, to 13.8% in 2001, but the proportion of value-added products in the export mix grew from 79.6% in 2000 to 86.5% in 2001.

**Sales Volume**
('000 Metric Tons)

| | 2001 | 2000 | 1999 | Δ vs 00 | Δ vs 99 |
|---|---|---|---|---|---|
| **Domestic** | 2,020 | 2,287 | 2,476 | (267) | (456) |
| Flat | 1,277 | 1,450 | 1,474 | (173) | (197) |
| Long | 743 | 837 | 1,002 | (94) | (259) |
| **Export** | 324 | 435 | 373 | (111) | (49) |
| Flat | 306 | 430 | 352 | (124) | (46) |
| Long | 18 | 5 | 21 | 13 | (3) |
| **Total Shipments** | **2,344** | **2,722** | **2,849** | **(378)** | **(505)** |

## Sales Revenue

Hylsamex's sales revenue declined 22%, from Ps 14,823 million (US$ 1,440 million) in 2000 to Ps 11,524 million (US$ 1,211 million) in 2001. During the year, the Company experienced a 10% peso price decrease (Ps 5,445 in 2000 versus Ps 4,918 in 2001) that exacerbated the 14% decrease in volume sold.

In dollars, revenue per ton was US$ 517, down 2% from the US$ 529 recorded in 2000. The decrease was due to a US$ 14/ton drop in prices partially offset by a US$ 2/ton positive contribution from other related steel revenue.



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**Revenue per Ton**
(US$)

**Revenue**
(Ps Million and %)

| | 2001 | 2000 | 1999 | Δ vs 00 | Δ vs 99 |
|---|---|---|---|---|---|
| **Domestic** | 9,907 | 12,487 | 13,334 | (20) | (26) |
| Flat | 7,208 | 9,022 | 9,017 | (20) | (20) |
| Long | 2,264 | 2,818 | 3,824 | (20) | (41) |
| Other | 435 | 647 | 493 | (33) | (12) |
| **Export** | 1,617 | 2,336 | 2,196 | (31) | (26) |
| Flat | 1,496 | 2,172 | 1,902 | (31) | (21) |
| Long | 49 | 17 | 95 | 192 | (48) |
| Other | 72 | 147 | 199 | (51) | (64) |
| **Total Revenue** | **11,524** | **14,823** | **15,530** | **(22)** | **(26)** |

## Cost of Goods Sold

Cost of goods sold in 2001 amounted to Ps 10,220 million (US$ 1,073 million), 17% lower than the Ps 12,378 million (US$ 1,203 million) accrued in 2000. The decrease in COGS was due to the 14% decrease in volume sold. In addition, Hylsamex registered a 3% reduction in cost of goods sold as a result of cost containment measures that management implemented during the year.

The COGS per ton figure for 2001 reached Ps 4,361, reflecting a 4% decrease from the Ps 4,547 registered in 2000. The opposite behavior was observed in the dollar equivalent COGS per ton figures, which increased 4%, from US$ 442/ton in 2000 to US$ 458/ton in 2001. This rise occurred given the highly dollarized nature of the Company's cost structure. In contrast to its negative effect on the revenue line, a strong peso dampens the increase in dollarized input costs when measured in constant pesos. The US$ 16/ton increase was attributed to:

- **US$13/ton increase in variable costs.** This increase was mostly due to an improvement in the sales mix in 2001, which included a higher proportion of value-added products (62.6%

in 2001 vs 59.5% in 2000). On an absolute basis, total variable cost decreased 10% during the year. There was a positive behavior of the main variable inputs required for the production of steel in 2001, as explained below:

- **Natural gas.** The price that Hylsamex paid during the year was 2% below 2000. In addition, the hedging mechanisms that the Company had in place yielded additional savings that amounted to US$ 25 million throughout the year; US$ 5 million were applied as a reduction in gas prices, while the rest as an extraordinary cost reduction item. The US$ 3.49/MMBtu price that Hylsamex paid on average during 2001 was composed of:
  - The fixed price contract with PEMEX for the requirements of the "4M" DRI plant and peripheral equipment. This contract is at a fixed price US$ 4.0/MMBtu and will be in effect until December 2003.
  - Spot price for the consumption of the DRI facilities not included in the Pemex contract.
- **Electricity.** The cost of electricity was 5% above the previous year. The increase was related to the 59% peso-linked portion of the rate that the Mexican utility (Comisión Federal de Electricidad) charges to the Company, which in dollars was affected by the appreciation of the peso.
- **Direct Reduced Iron (DRI).** Following the trend of natural gas prices, the production cost of DRI decreased 3% year-over-year. Throughout 2001, Hylsamex increased the proportion of this input in its metallic charge, from 20% in 1Q01 to 65% in 4Q01. For the year, this input represented 45%, as compared to a 57% utilization rate in the prior year.
- **Other Metallic Inputs.** Steel scrap prices follow the trend of international steel prices, and accordingly, fell to its lowest level of the last three years. Total content in the metallic charge amounted to 44% in 2001 as compared to 42% in 2000. In addition, Hylsamex utilized 12% of alternate metallics such as hot briquetted iron and pig iron to accommodate for the loss of production of DRI during the first six months of 2001.

- **US$12/ton increase in fixed costs.** The rise occurred as a result of (i) a less effective spreading of fixed costs given the 14% decrease in shipments, and (ii) higher cost of personnel due to the appreciation of the peso. Overall, the Company decreased its fixed costs by US$ 30 million with respect to year 2000.
- **US$9/ton reduction from extraordinary income.** This figure represents the US$ 20 million collected in August 2001 following the unwinding of a natural gas hedge that covered the period April 2002-December 2003.

**COGS ANALYSIS**

| | 2001 | 2000 | 1999 | Δ vs 00 | Δ vs 99 |
|---|---|---|---|---|---|
| **Total Shipments ('000 tons)** | 2,344 | 2,722 | 2,849 | (14)% | (18)% |
| **Ps / Ton** | | | | | |
| Revenue | 4,918 | 5,445 | 5,452 | (10)% | (10)% |
| COGS | 4,361 | 4,547 | 4,268 | (4)% | 2% |
| **US$ / Ton** | | | | | |
| Revenue | 517 | 529 | 482 | (2)% | 7% |
| COGS | 458 | 442 | 378 | 4% | 21% |

**VARIABLE INPUTS PRICES**



US$/ton
1999
2000
2001
160
120
80
40
0
4.0
3.0
2.0
1.0
0.0
DRI
Domestic Scrap
Imported Scrap
Natural Gas (US$/MMBtu)
Electricity (US¢/kWh)


## OPERATING EXPENSES

Operating expenses in 2001 amounted to Ps 1,038 million (US$ 109 million), showing a 7% decrease from the Ps 1,119 million (US$ 109 million) registered in 2000. The decrease in constant pesos was the result of reductions in selling and administrative expenses mostly due to lower corporate fees given the lower revenue line.

The operating expenses-to-sales ratio reached 9.0% in 2001, higher than the 7.5% registered in 2000. Despite the decrease in SG&A, the increase resulted from the decline of 22% in sales revenue in 2001 relative to 2000.

## OPERATING INCOME

In 2001, Hylsamex obtained operating income of Ps 266 million (US$ 29 million), 80% lower than the Ps 1,326 million (US$ 128 million) registered in 2000. The decline resulted from the drop in sales volume and selling prices plus the overvaluation of the peso. The operating margin for 2001 was 2.3%, compared to the 8.9% achieved in year 2001.

## Operating Cash Flow

In 2001, total cash flow generation amounted to US$ 155 million, a 39% decrease from the US$ 253 million recorded in year 2000. While the volume differential accounted for most of the decline, the drop in selling prices and the higher variable cost were also substantial. Savings from fixed costs and SG&A, together with the extraordinary US$ 20 million profit, partially counterbalanced the decline, but were not enough.

**EBITDA 2000 vs 2001**
**(US$/ton)**


253
(90)
(29)
(30)
31
20
155
EBITDA 2000
Sales Volume
Revenue per ton
Variable cost
Fixed cost
Other income
EBITDA 2001

## Comprehensive Financial Result

In 2001, Hylsamex registered a net financial cost of Ps 450 million, (US$ 47 million), compared to the cost of Ps 623 million (US$ 61 million) obtained in 2000. The difference between 2000 and 2001 was related to the following:

- The peso valuation, which went from a 0.8% average depreciation in 2000 to an appreciation of 4.8% in 2001.
- Lower inflation rate in 2001 that diminished the level of monetary gains.
- A decrease in LIBOR rates that, together with a reduction in outstanding indebtedness, reduced the financial burden in 2001.

**Comprehensive Financial Result**
(Ps Million)

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Financial products | 96 | 189 | 138 |
| Financial expenses | (1,472) | (1,697) | (1,767) |
| Financial expenses,net | (1,376) | (1,508) | (1,629) |
| Exchange gain (loss) | 463 | (255) | 392 |
| Monetary gain | 463 | 1,141 | 1,534 |
| Total financial result | (450) | (622) | 297 |
| Capitalized financial result | - | (1) | (160) |
| **Comprehensive Financial Result** | **(450)** | **(623)** | **137** |
| **US$ million** | | | |
| Comprehensive financial result | (47) | (61) | 8 |
| Financial expenses, net | (144) | (147) | (144) |
| Net outstanding debt | 1,326 | 1,346 | 1,381 |

## Taxes and Profit Sharing

The Company accrued taxes and employee profit sharing of Ps 1,218 million in 2001 compared to Ps 260 million in 2000. The vast majority of this amount in 2001 was a provision for taxes of Ps 1,063 million. In accordance with Hylsa's restructuring program in 2001, it prepared a set of financial projections, which were reviewed by its independent auditors. The projections indicate a low probability for recovery of asset tax credits, mainly from Hylsa, and tax loss carryforwards from other Hylsa subsidiaries. Therefore, and in strict observance of Bulletin D-4 of Mexican GAAP, in 2001 Hylsamex adjusted the deferred tax provision by Ps 1,263 million consistent with these projections.

As of December 31, 2001, the Company had Ps 913 million of tax loss carryforwards, which will expire between 2002 and 2009. As of year-end, Hylsamex had accumulated Ps 524 million in asset taxes paid, which can be credited against future income taxes payable in excess of the minimum asset tax. These accumulated asset taxes expire between 2002 and 2009.

**Taxes & Profit Sharing**
(Ps Million)

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Income tax and Asset tax | (1,111) | (172) | (185) |
| Deferred income taxes | (88) | (65) | - |
| Total income tax | (1,199) | (237) | (185) |
| Profit sharing | (19) | (23) | (32) |
| **Total** | **(1,218)** | **(260)** | **(217)** |

## Net Income Corresponding to Majority Interest

The Company's net loss corresponding to majority interest in 2001 was Ps 2,170 million (US$ 225 million), compared to a majority net income of Ps 167 million (US$ 15 million) in 2000. The Ps 2,377 million decrease from 2000 to 2001 was primarily due to a decrease in operating income of Ps 1,060 million and a downward adjustment in deferred tax provision of Ps 1,263 million.

**Net Majority Income Integration**
(Ps Million)

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Operating income | 266 | 1,326 | 2,128 |
| Integral financial result | (450) | (623) | 135 |
| Other (expense) income, net | (323) | (64) | (109) |
| Result from unconsolidated subisidiaries | (456) | (205) | (1,123) |
| Income tax, asset tax and profit sharing | (1,218) | (260) | (217) |
| **Consolidated net income** | **(2,181)** | **174** | **814** |
| **Majority net income** | **(2,170)** | **167** | **777** |

## Capital Expenditures

Capital expenditures for 2001 were Ps 219 million (US$ 23 million), as compared to the Ps 444 million (US$ 43 million) spent in 2000. The majority of the disbursements corresponded to deferred charges related to capitalized expenses at the mines. Hylsamex has reduced its capital expenditure budget to minimum levels in an effort to increase free cash flow destined to service financial obligations.

## CAPEX

(US$ Million)

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Hylsa Flat Products Division | 5 | 12 | 36 |
| Hylsa Bar & Rod Division | 1 | 6 | 18 |
| Hylsa Tubular Products Division | 3 | 1 | 3 |
| Hylsa Raw Materials Division | 12 | 20 | 12 |
| Acerex | - | 1 | 5 |
| Hylsabek | - | - | 1 |
| Galvak | 3 | 6 | 7 |
| Other | (1) | (3) | 1 |
| **Total CAPEX*** | **23** | **43** | **83** |

* Includes deferred charges.

## DEBT AND FINANCIAL STRUCTURE

### Debt Outstanding

Hylsamex's debt, net of cash, as of December 31, 2001 amounted to US$ 1,326 million, down US$ 19 million from the US$ 1,345 million recorded as of year-end 2000. The reduction in debt was accomplished through internally generated funds as well as a significant reduction in working capital, particularly in inventories.

### Financial Structure

Hylsamex showed a cash balance equivalent to US$ 40 million as of December 31, 2001 compared to the US$ 133 million level shown as of December 31, 2000. Short-term indebtedness was US$ 196 million, maintaining a level similar to the US$ 200 recorded as of December 2000. In 2001, the Company paid US$ 112 million in long-term principal maturities, and faces payments of US$ 299 million during 2002.

### CHANGE IN THE FINANCIAL CONDITION

(Ps Million)

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Resources provided by the operation | 1,993 | 1,944 | 2,761 |
| Investment: | | | |
| Investment in shares, net | 9 | (429) | 126 |
| Property, plant and equipment | 1 | (217) | (443) |
| Deferred charges and other | (213) | (206) | (324) |
| Other asset | 28 | 34 | (367) |
| Other equity changes | (93) | 349 | 510 |
| | 1,725 | 1,475 | 2,263 |
| Alfa's backstop included in net debt | (366) | - | - |
| Net debt in divested business units | - | - | 230 |
| Change in payable interest | - | - | 44 |
| **Decrease (increase) in net debt** | **1,359** | **1,475** | **2,537** |
| **Net Debt as of December** | **12,122** | **13,481** | **14,956** |

## EQUITY INCOME FROM ASSOCIATED CO. (AMAZONIA)

Hylsamex's minority stake in Amazonia resulted in a loss of Ps 456 million (US$ 49 million) in 2001, compared to the loss of Ps 205 million (US$ 20 million) recorded in 2000.

Sales volume in 2001 amounted to 2.9 million tons, rising 5%, from year 2000. The export ratio increased from 53% in 2000 to 59% in 2001, and Sidor achieved record sales to its export markets. This change in mix was in part comprised of semi-finished products like billet and slabs. Sidor's revenue decreased 11%, from US$ 906 million in 2000 to US$ 804 million in 2001 despite the increase in shipments. Sidor's prices decreased 15% from the previous year, to an average of US$ 280/ton in 2001. Total cash generation for the twelve months ended December 2001 amounted to US$ 82 million, compared to an EBITDA of US$ 125 million recorded last year.

Regarding Sidor's financial situation, on December 18, 2001, Sidor and Amazonia defaulted on interest payments amounting to US$ 31.3 million and US$ 8.1 million, respectively. The failure was a result of persistent negative conditions in the international steel markets and in world growth, particularly in Sidor's export markets, and most significant, the impact on the Venezuelan market —worsened further by the increased import competition and the appreciation of the Bolivar against the US dollar.

As announced on late October 2001, both Sidor and Amazonia have initiated conversations with their bank lenders as well as with government-controlled entities, with the objective of restructuring or rescheduling their financial obligations. Hylsamex can provide no assurance as to the outcome of these discussions.

### SIDOR'S FINANCIAL INDICATORS

| | 2001 | 2000 | 1999 | Δvs00 | Δvs99 |
|---|---|---|---|---|---|
| Shipments ('000 tons) | 2,906 | 2,772 | 2,313 | 134 | 593 |
| Revenue (US$ million) | 804 | 906 | 666 | (102) | 138 |
| Export Ratio (%) | 59 | 53 | 59 | 6 | - |
| EBITDA (US$ million) | 82 | 125 | (29) | (43) | 131 |

THIS PAGE LEFT INTENTIONALLY BLANK

PRICEWATERHOUSECOOPERS

## REPORT OF INDEPENDENT AUDITORS ON THE BASIC FINANCIAL STATEMENTS

Monterrey, N. L., February 28, 2002

To the Board of Directors and
Stockholders of Hylsamex, S. A. de C. V.

1. We have audited the accompanying consolidated and individual balance sheets of Hylsamex, S. A. de C. V. and subsidiaries (the Company) and of Hylsamex, S. A. de C. V. (as a separate legal entity), respectively, as of December 31, 2001 and 2000, and the related consolidated and individual statements of income, of changes in stockholders' equity and of changes in financial position for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

2. Except for the matter mentioned in paragraph 3 below, we conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they were prepared in accordance with generally accepted accounting principles. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3. At the date of this report, no audited financial statements had been issued for Consorcio Siderurgia Amazonia, Ltd., an associated company, for the year ended December 31, 2001. Additionally, in view of the circumstances described in Note 5 to the financial statements, the associated company's ability to continue as a going concern is uncertain. Consequently, we were unable to satisfy ourselves as to the amount at which this investment is stated in the consolidated balance sheet at December 31, 2001 (Ps897 million) or as to the amount included for this investment in the equity in loss of associated companies (Ps456 million) in the consolidated statement of income for the year then ended.

4. As described in Note 8: (a) at December 31, 2001, Hylsamex, S. A. de C. V. and Hylsa, S. A. de C. V., were not in compliance with certain covenants contained in loan agreements covering loans of Ps10,564 million from banks and other creditors. As a result, these creditors are entitled to require immediate payment of the indebtedness. In these circumstances, accounting principles generally accepted in Mexico require that those liabilities, which are shown in the consolidated balance sheet in accordance with their original maturities, be reclassified as current liabilities, and (b) in the event the debt-restructuring process carried out by Hylsa, S. A. de C. V. is not concluded satisfactorily, its ability and that of its parent company, Hylsamex, S. A. de C. V., to continue as going concerns would be in doubt. The accompanying financial statements do not include any adjustments related to the recovery and classification of assets and to the amount and classification of liabilities that might be necessary in the event the companies could not continue operating.

5. In our opinion, except for: (a) the effect of such adjustments, if any, as might have been determined to be necessary had we been able to obtain the audited financial statements of the associated company mentioned in paragraph 3 above, and (b) the fact that the long-term liabilities mentioned in paragraph 4 above, amounting to Ps 7,524 million, have not been reclassified as current liabilities, the aforementioned financial statements present fairly, in all material respects, the financial position of Hylsamex, S. A. de C. V. and subsidiaries and of Hylsamex, S. A. de C. V. (as a separate legal entity) as of December 31, 2001 and 2000, and the results of their operations, the changes in their stockholders' equity and the changes in their financial position for the years then ended, in conformity with accounting principles generally accepted in Mexico.

Carlos Arreola Enríquez

# CONSOLIDATED BALANCE SHEET

HYLSAMEX, S. A. DE C. V. AND SUBSIDIARIES (SUBSIDIARIES OF ALFA, S. A. DE C. V.)

*AT DECEMBER 31, 2001 WITH COMPARATIVE FIGURES FOR 2000*

*Millions of Mexican pesos of December 31, 2001 purchasing power*

| | | 2001 | | 2000 |
|---|---|---|---|---|
| **ASSETS** | | | | |
| CURRENT ASSETS: | | | | |
| Cash and temporary investments | Ps | 364 | Ps | 1,328 |
| Trade accounts receivable | | 1,589 | | 1,481 |
| Other accounts receivable | | 443 | | 465 |
| Inventories (Note 4) | | 1,990 | | 2,770 |
| Total current assets | | 4,386 | | 6,044 |
| INVESTMENT IN SHARES OF ASSOCIATED COMPANIES (Notes 2.c and 5) | | 973 | | 1,616 |
| PROPERTY, PLANT AND EQUIPMENT (Note 6) | | 18,892 | | 20,731 |
| DEFERRED CHARGES (Note 2.f) | | 1,709 | | 1,755 |
| DEFERRED INCOME TAX (Note 14) | | 292 | | 427 |
| OTHER ASSET (Notes 2.g and 9) | | 298 | | 301 |
| **Total assets** | **Ps** | **26,550** | **Ps** | **30,874** |

The accompanying fourteen notes are an integral part of these financial statements.

| | | 2001 | | 2000 |
|---|---|---|---|---|
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | | | |
| CURRENT LIABILITIES: | | | | |
| Current portion of long-term debt (Note 8) | Ps | 2,484 | Ps | 985 |
| Bank loans | | 1,417 | | 2,001 |
| Loans from ALFA (Note 3) | | 366 | | |
| Accrued interest payable | | 105 | | 175 |
| Accounts payable and accrued expenses | | 2,069 | | 1,791 |
| Total current liabilities | | 6,441 | | 4,952 |
| LONG-TERM LIABILITIES: | | | | |
| Long-term debt (Note 8) | | 7,878 | | 11,351 |
| Other liabilities (Note 2.j) | | | | 62 |
| Deferred income tax (Note 14) | | 2,605 | | 2,079 |
| Estimated liabilities for seniority premiums and pension plans (Note 9) | | 985 | | 821 |
| Total long-term liabilities | | 11,468 | | 14,313 |
| Total liabilities | | 17,909 | | 19,265 |
| STOCKHOLDERS' EQUITY (Note 11): | | | | |
| Majority interest: | | | | |
| Nominal capital stock | | 2,394 | | 122 |
| Restatement of capital stock | | 439 | | 339 |
| | | 2,833 | | 461 |
| Other contributed capital | | | | 2,372 |
| Contributed capital | | 2,833 | | 2,833 |
| Earned surplus | | 3,959 | | 6,846 |
| Total majority interest | | 6,792 | | 9,679 |
| Minority interest | | 1,849 | | 1,930 |
| Total stockholders' equity | | 8,641 | | 11,609 |
| COMMITMENTS (Note 5) | | | | |
| **Total liabilities and stockholders' equity** | **Ps** | **26,550** | **Ps** | **30,874** |

Alejandro Elizondo B.
*President*

Ernesto Ortiz L.
*Vice-President*

# CONSOLIDATED STATEMENT OF INCOME

HYLSAMEX, S. A. DE C. V. AND SUBSIDIARIES

FOR THE YEAR 2001 WITH COMPARATIVE FIGURES FOR 2000

*Millions of Mexican pesos of December 31, 2001 purchasing power*

| | | 2001 | | 2000 |
|---|---|---|---|---|
| Net sales | Ps | 11,524 | Ps | 14,823 |
| Cost of sales | | (10,220) | | (12,378) |
| Gross margin | | 1,304 | | 2,445 |
| Operating expenses | | (1,038) | | (1,119) |
| Operating income | | 266 | | 1,326 |
| Comprehensive financing expense, net (Note 12) | | (450) | | (623) |
| | | (184) | | 703 |
| Other expense, net (Note 13) | | (323) | | (64) |
| Equity in loss of associated companies (Note 5) | | (456) | | (205) |
| (Loss) income before the following provisions | | (963) | | 434 |
| Provisions for (Note 14): | | | | |
| Income tax and asset tax | | (1,199) | | (237) |
| Employees' profit sharing | | (19) | | (23) |
| Consolidated net (loss) income | | (2,181) | | 174 |
| Net loss (income) corresponding to minority interest | | 11 | | (7) |
| **Net (loss) income corresponding to majority interest** | **(Ps** | **2,170)** | **Ps** | **167** |
| **(Loss) earnings per share corresponding to majority interest, in pesos (Note 2.m)** | | **(Ps 8.90)** | | **Ps 0.69** |
| **Weighted average number of common shares outstanding** | | **243,756,094** | | **243,756,094** |

The accompanying fourteen notes are an integral part of these financial statements.

Alejandro Elizondo B.
*President*

Ernesto Ortiz L.
*Vice-President*

# CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

HYLSAMEX, S. A. DE C. V. AND SUBSIDIARIES

FOR THE YEAR 2001 WITH COMPARATIVE FIGURES FOR 2000

*Millions of Mexican pesos of December 31, 2001 purchasing power*

| | | 2001 | | 2000 |
|---|---|---|---|---|
| **OPERATIONS** | | | | |
| Net (loss) income for the year | (Ps | 2,181) | Ps | 174 |
| Items not affecting resources: | | | | |
| Depreciation and amortization | | 1,208 | | 1,288 |
| Equity in loss of associated companies | | 456 | | 205 |
| Deferred income tax | | 88 | | 65 |
| Other, net | | 374 | | 185 |
| | | (55) | | 1,917 |
| Changes in working capital other than financing: | | | | |
| Accounts receivable | | 816 | | 573 |
| Inventories | | 671 | | (279) |
| Accounts payable and accrued expenses | | 561 | | (267) |
| | | 2,048 | | 27 |
| Resources provided by operations | | 1,993 | | 1,944 |
| **FINANCING** | | | | |
| Loans received | | 403 | | 3,476 |
| Repayment of loans | | (3,021) | | (3,985) |
| Preferred capital contributed to subsidiary by minority interest | | | | 382 |
| Effect of restatement on preferred capital stock | | (33) | | |
| Loss from options on own shares | | (60) | | (33) |
| Resources used in financing activities | | (2,711) | | (160) |
| **INVESTMENT** | | | | |
| Investment in shares, net | | 9 | | (429) |
| Property, plant and equipment | | (212) | | (423) |
| Other, net | | (42) | | 34 |
| Resources used in investment activities | | (245) | | (818) |
| (Decrease) increase in cash and temporary investments | | (963) | | 966 |
| Cash and temporary investments of divested company | | (1) | | |
| Cash and temporary investments at beginning of year | | 1,328 | | 362 |
| **Cash and temporary investments at end of year** | **Ps** | **364** | **Ps** | **1,328** |

The accompanying fourteen notes are an integral part of these financial statements.

Alejandro Elizondo B.
*President*

Ernesto Ortiz L.
*Vice-President*

# CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

HYLSAMEX, S. A. DE C. V. AND SUBSIDIARIES

FOR THE YEAR 2001 WITH COMPARATIVE FIGURES FOR 2000

*Millions of Mexican pesos of December 31, 2001 purchasing power*

| | *Contributed capital* | | |
|---|---|---|---|
| | | | HYLSAMEX |
| | Capital stock | Other contributed capital | Total |
| Balances at December 31, 1999 | Ps 461 | Ps 2,372 | Ps 2,833 |
| Changes in 2000: | | | |
| Initial effect of adoption of Statement D-4 | | | |
| Equity in loss of foreign associated companies | | | |
| Loss from options on own shares (Notes 2.j and 10) | | | |
| Net income for the year | | | |
| Cumulative translation adjustment (Note 2.c) | | | |
| Gain (loss) from holding nonmonetary assets | | | |
| Comprehensive (loss) income (Note 2.n) | | | |
| Preferred capital contributed to subsidiary by minority interest | | | |
| Balances at December 31, 2000 | 461 | 2,372 | 2,833 |
| Changes in 2001: | | | |
| Net income (loss) for the year | | | |
| Cumulative translation adjustment (Note 2.c) | | | |
| Gain (loss) from holding nonmonetary assets | | | |
| Comprehensive income (loss) (Note 2.n) | | | |
| Capitalization of additional paid-in capital (Note 11) | 2,372 | (2,372) | |
| Effect of restatement on preferred capital stock | | | |
| **Balances at December 31, 2001 (Note 11)** | **Ps 2,833** | **–** | **Ps 2,833** |

This statement is applicable to and also forms part of the individual financial statements of Hylsamex, S. A. de C. V. as Parent Company.

The accompanying fourteen notes are an integral part of these financial statements.

| Earned surplus | | | | | | |
|---|---|---|---|---|---|---|
| Retained earnings | Surplus on restatement of capital | Equity in subsidiaries and associated companies | Total | Total majority interest | Minority interest | Total stockholders' equity |
| Ps 8,766 | Ps 667 | Ps 69 | Ps 9,502 | Ps 12,335 | Ps 1,855 | Ps 14,190 |
| 46 | | (1,833) | (1,787) | (1,787) | (268) | (2,055) |
| | | (170) | (170) | (170) | | (170) |
| (93) | | | (93) | (93) | | (93) |
| 43 | | 124 | 167 | 167 | 7 | 174 |
| | (11) | (153) | (164) | (164) | | (164) |
| | 227 | (836) | (609) | (609) | (46) | (655) |
| (4) | 216 | (2,868) | (2,656) | (2,656) | (307) | (2,963) |
| | | | | | 382 | 382 |
| 8,762 | 883 | (2,799) | 6,846 | 9,679 | 1,930 | 11,609 |
| 140 | | (2,310) | (2,170) | (2,170) | (11) | (2,181) |
| | (17) | (153) | (170) | (170) | | (170) |
| 41 | 1,475 | (2,063) | (547) | (547) | (37) | (584) |
| 181 | 1,458 | (4,526) | (2,887) | (2,887) | (48) | (2,935) |
| | | | | | (33) | (33) |
| **Ps 8,943** | **Ps 2,341** | **(Ps 7,325)** | **Ps 3,959** | **Ps 6,792** | **Ps 1,849** | **Ps 8,641** |

Alejandro Elizondo B.
*President*

Ernesto Ortiz L.
*Vice-President*

# BALANCE SHEET

HYLSAMEX, S. A. DE C. V. (PARENT COMPANY)

AT DECEMBER 31, 2001 WITH COMPARATIVE FIGURES FOR 2000

*Millions of Mexican pesos of December 31, 2001 purchasing power*

| | | 2001 | | 2000 |
|---|---|---|---|---|
| **ASSETS** | | | | |
| CURRENT ASSETS: | | | | |
| Cash and temporary investments | Ps | 5 | Ps | 2 |
| Trade accounts receivable | | 28 | | 28 |
| Other accounts receivable (Note 3) | | 194 | | 261 |
| Total current assets | | 227 | | 291 |
| LONG-TERM ACCOUNTS RECEIVABLE FROM SUBSIDIARY ((c) in Note 8) | | 85 | | 280 |
| INVESTMENT IN SHARES OF ASSOCIATED COMPANIES (Notes 2.c and 5) | | 452 | | 1,157 |
| INVESTMENT IN SHARES OF SUBSIDIARIES (Note 1) | | 6,564 | | 8,853 |
| DEFERRED CHARGES (Note 2.f) | | 14 | | 20 |
| DEFERRED INCOME TAX (Note 14) | | 182 | | 95 |
| **Total assets** | **Ps** | **7,524** | **Ps** | **10,696** |

The accompanying fourteen notes are an integral part of these financial statements.

| | 2001 | 2000 |
|---|---|---|
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| CURRENT LIABILITIES: | | |
| Current portion of long-term debt (Note 8) | Ps 233 | Ps 212 |
| Bank loans | 64 | 150 |
| Accounts payable and accrued expenses | 337 | 177 |
| Total current liabilities | 634 | 539 |
| LONG-TERM LIABILITIES: | | |
| Long-term debt (Note 8) | 98 | 416 |
| Other liabilities (Note 2.j) | | 62 |
| Total long-term liabilities | 98 | 478 |
| Total liabilities | 732 | 1,017 |
| STOCKHOLDERS' EQUITY (Note 11): | | |
| Nominal capital stock | 2,394 | 122 |
| Restatement of capital stock | 439 | 339 |
| | 2,833 | 461 |
| Other contributed capital | | 2,372 |
| Contributed capital | 2,833 | 2,833 |
| Earned surplus | 3,959 | 6,846 |
| Total stockholders' equity | 6,792 | 9,679 |
| COMMITMENTS (Note 5) | | |
| **Total liabilities and stockholders' equity** | **Ps 7,524** | **Ps 10,696** |

Alejandro Elizondo B.
*President*

Ernesto Ortiz L.
*Vice-President*

# STATEMENT OF INCOME

HYLSAMEX, S. A. DE C. V. (PARENT COMPANY)

FOR THE YEAR 2001 WITH COMPARATIVE FIGURES FOR 2000

*Millions of Mexican pesos of December 31, 2001 purchasing power*

| | | 2001 | | 2000 |
|---|---|---|---|---|
| Revenues arising from: | | | | |
| Net sales | Ps | 517 | Ps | 812 |
| Dividends received | | 214 | | 44 |
| Services rendered to subsidiaries | | 116 | | 159 |
| | | 847 | | 1,015 |
| Costs and expenses: | | | | |
| Cost of sales | | (517) | | (812) |
| Operating expenses | | (120) | | (158) |
| | | (637) | | (970) |
| Operating income | | 210 | | 45 |
| Comprehensive financing expense, net (Note 12) | | (20) | | (15) |
| | | 190 | | 30 |
| Other (expense) income , net | | (2) | | 13 |
| Income before the following provision | | 188 | | 43 |
| Provision for income tax | | 9 | | |
| Income before equity in subsidiaries and associated companies | | 197 | | 43 |
| Equity in subsidiaries and associated companies: | | | | |
| (Loss) income for the year (Note 5) | | (2,153) | | 168 |
| Dividends received | | (214) | | (44) |
| | | (2,367) | | 124 |
| **Net (loss) income for the year** | **(Ps** | **2,170)** | **Ps** | **167** |
| **(Loss) earnings per share, in pesos (Note 2.m)** | | **(Ps 8.90)** | | **Ps 0.69** |
| **Weighted average number of common shares outstanding** | | **243,756,094** | | **243,756,094** |

The accompanying fourteen notes are an integral part of these financial statements.

Alejandro Elizondo B.
*President*

Ernesto Ortiz L.
*Vice-President*

# STATEMENT OF CHANGES IN FINANCIAL POSITION

HYLSAMEX, S. A. DE C. V. (PARENT COMPANY)

FOR THE YEAR 2001 WITH COMPARATIVE FIGURES FOR 2000

*Millions of Mexican pesos of December 31, 2001 purchasing power*

| | 2001 | 2000 |
|---|---|---|
| **OPERATIONS** | | |
| Net (loss) income for the year | (Ps 2,170) | Ps 167 |
| Items not affecting resources: | | |
| Equity in loss (income) of subsidiaries and associated companies, net | 2,310 | (124) |
| Deferred income tax | (9) | |
| Other, net | (152) | (14) |
| | (21) | 29 |
| Changes in working capital, other than financing: | | |
| Accounts receivable | 104 | 8 |
| Accounts payable and accrued expenses | 29 | (27) |
| | 133 | (19) |
| Resources provided by operations | 112 | 10 |
| **FINANCING** | | |
| Loans received | | 103 |
| Repayment of loans | (383) | (406) |
| Accounts with subsidiaries | 195 | 187 |
| Dividends received | 214 | |
| Loss from options on own shares | (60) | (33) |
| Resources used in financing activities | (34) | (149) |
| **INVESTMENT** | | |
| Investment in shares, net | (97) | (19) |
| Lands | | 41 |
| Other, net | 22 | 87 |
| Resources (used in) provided by investment activities | (75) | 109 |
| Increase (decrease) in cash and temporary investments | 3 | (30) |
| Cash and temporary investments at beginning of year | 2 | 32 |
| **Cash and temporary investments at end of year** | **Ps 5** | **Ps 2** |

The accompanying fourteen notes are an integral part of these financial statements.

Alejandro Elizondo B.
*President*

Ernesto Ortiz L.
*Vice-President*

HYLSAMEX, S. A. DE C. V. AND SUBSIDIARIES
HYLSAMEX, S. A. DE C. V.

AT DECEMBER 31, 2001 WITH COMPARATIVE FIGURES FOR 2000

*Millions of Mexican pesos of December 31, 2001 purchasing power (except where otherwise indicated)*

## 1. ACTIVITIES OF THE COMPANIES

Hylsamex, S. A. de C. V. (HYLSAMEX), a subsidiary of Alfa, S. A. de C. V. (ALFA), is one of the largest steel companies in Mexico and a market leader in each of its major product lines, which are intended primarily for the construction, autoparts and home appliance industries.

HYLSAMEX's activities are carried out through itself and through subsidiary companies of which it owns the majority of the common stock. Its activities are also carried out through associated companies, in whose management it has a significant participation but which it does not control. The principal subsidiaries and associated companies are:

| | % ownership at December 31,(a) | |
|---|---|---|
| | 2001 | 2000 |
| Hylsa, S. A. de C. V. (HYLSA) and subsidiaries: | 100 | 100 |
| Hylsa Puebla, S.A. de C.V. **(b)** | 100 | |
| Hylsa Norte, S.A. de C.V. **(b)** | 100 | |
| Consorcio Minero Benito Juárez Peña Colorada, S.A. de C.V. | 51 | 51 |
| Peña Servicios, S.A. de C.V. | 100 | 100 |
| Las Encinas, S.A. de C.V. **(c)** | 100 | 100 |
| Comercializadora Las Encinas, S.A. de C.V. **(c)** | 100 | 100 |
| Aceros Prosima, S.A. de C.V. | 100 | 100 |
| Materiales y Aceros Masa, S.A. de C.V. | 100 | 100 |
| Pegi, S.A. de C.V. | 52 | 52 |
| Técnica Industrial, S.A. de C.V. | 100 | 100 |
| Transamerica E. & I., Corp. | 100 | 100 |
| Ferropak Servicios, S.A. de C.V. | 100 | 100 |
| Ferropak Comercial, S.A. de C.V. **(d)** | 100 | |
| Ferropak, S.A. de C.V. **(d)** | | 100 |
| Galvak, S.A. de C.V. and subsidiaries: | 100 | 100 |
| Galvamet Trading, Inc. | 100 | 100 |
| Galvacer Chile, S.A. | 100 | 100 |
| Acerex, S.A. de C.V. **(e)** | 51 | |
| Acerex Servicios, S.A. de C.V. | 100 | |
| Hylsa Latin, L.L.C. (Hylsa Latin) and associates companies **(f)**: | 100 | 100 |
| Consorcio Siderurgia Amazonia, Ltd. (Amazonia) | 37 | 35 |
| CVG Siderúrgica del Orinoco, C.A. (Sidor) | 70 | 70 |
| Galvanet, S.A. de C.V. | 100 | 100 |
| Express Anáhuac Operadora, S.A. de C.V. **(h)** | 100 | |
| Express Anáhuac, S.A. de C.V. **(h)** | 100 | |
| Express Anáhuac Inmobiliaria, S.A. de C.V. **(g)** | 100 | |
| Express Anáhuac Servicios, S.A. de C.V. **(g)** | 100 | |
| Promotora Azteca Mexicana, S.A. de C.V. **(h)** | | 100 |

**(a)** % ownership HYLSAMEX has in the holding companies and % ownership that these holding companies have in their subsidiaries and associated companies.

**(b)** On November 30, 2001, HYLSA's stockholders resolved to spin off certain operations, effective December 31, 2001, for which purpose two new companies were incorporated. Certain assets, liabilities and stockholders' equity accounts were allocated to the new companies.

The spin-off agreement stipulates that: (a) HYLSA will keep the operating steel production lines of flat products, tubular products and technology, and (b) the new companies, Hylsa Puebla, S. A de C. V. (Hylsa Puebla) and Hylsa Norte, S. A de C. V. (Hylsa Norte) (spun-off companies), will operate the production lines of bar and rod products in their plants located in Xoxtla, Puebla and Apodaca, Nuevo Léon, respectively.

On December 31, 2001, immediately after the spin-off described above became effective, HYLSA purchased from HYLSAMEX, the shares of the spun-off companies. Effective as from such date, Hylsa Puebla and Hylsa Norte are subsidiaries of HYLSA. The purchase of these shares gave rise to a liability to HYLSAMEX, which was capitalized on the same date.

**(c)** In November 2001, the shareholders of Las Encinas, S. A. de C. V. resolved to: (a) spin off certain operations and incorporate a new company named Operadora Las Encinas, S. A. de C. V., and (b) merge Operadora Las Encinas, S. A. de C. V. with Comercializadora Las Encinas, S. A. de C. V., with the latter as the surviving company. It will operate the pellet line.

**(d)** In November 2001, the stockholders resolved to merge Ferropak S. A. de C. V. with Ferropak Comercial, S. A. de C. V. (formerly Teracor, S. A. de C. V., a related party), with the latter as the surviving company.

**(e)** In June 2001, HYLSA sold its interest in Acerex, S. A. de C. V. to Galvak, S. A. de C. V. (GALVAK).

**(f)** Amazonia has 70% ownership in Sidor, a Venezuelan company (see Note 5).

**(g)** Until December 2001, Express Anáhuac, S. A. de C. V. (EXXAN) was a subsidiary of Promotora Azteca Mexicana, S. A. de C. V. (Promotora Azteca). At such date, Promotora Azteca sold its stockholding to Express Anáhuac Operadora, S. A. de C. V., an entity incorporated by HYLSAMEX during December 2001.

Previously, in November 2001 EXXAN incorporated two new companies: Express Anáhuac Inmobiliaria, S. A. de C. V. (EXXAN Inmobiliaria) and Express Anáhuac Servicios, S. A. de C. V. (EXXAN Servicios). EXXAN sold its real estate and transport equipment, respectively, to these companies.

Later, in December 2001 the shareholders of EXXAN resolved to spin off Express Anáhuac Comercializadora, S. A. de C. V. (EXXAN Comercializadora), to which it transferred the shares of EXXAN Inmobiliaria and EXXAN Servicios.

**(h)** In December 2001, the shareholders of EXXAN Comercializadora resolved to merge the company with Promotora Azteca, with the latter as the surviving company. Subsequently, Promotora Azteca sold its equity in EXXAN Inmobiliaria and EXXAN Servicios to HYLSAMEX.

Finally, in December 2001 the shareholders of PromotoraAzteca resolved to spin off Promotora Azteca del Norte, S. A. de C. V. and Promotora Azteca del Noreste, S. A. de C. V. In December 2001 HYLSAMEX sold its shares in these companies to ALFA.

The transactions mentioned in **(g)** and **(h)** were carried out at book value.

## 2. Basis of Preparation of Financial Statements

The consolidated financial statements comprise those of HYLSAMEX and all its subsidiaries.

The individual financial statements of HYLSAMEX (parent company) have been prepared in order to comply with legal requirements in Mexico to which it is subject as an independent legal entity. In these financial statements the investment in shares of subsidiaries is accounted for by the equity method (paragraph d. below).

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in Mexico, including the standard requiring comprehensive recognition of the effects of inflation on the financial information. Consequently, all financial statements, including those of prior periods presented for comparative purposes, are stated in constant pesos of December 31, 2001 purchasing power.

The financial statements of the foreign associated companies are conformed to accounting principles generally accepted in Mexico and translated to Mexican pesos at the exchange rate in effect at the balance sheet date. The related cumulative translation adjustment is recorded directly in stockholders' equity.

The preparation of the financial information in accordance with accounting principles generally accepted in Mexico requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from those estimates.

The most important indexes (National Consumer Price Index - NCPI) used to reflect the effects of inflation on the financial statements were: 351.418, 336.596 and 308.919 at December 31, 2001, 2000 and 1999, respectively (1994 = 100).

Following is a summary of the most significant accounting policies:

*a. Temporary investments*

These investments are stated at market value.

*b. Inventories and cost of sales (Note 4)*

Inventories are stated at estimated replacement cost, basically at the latest purchase prices and production costs of the year. The amounts shown for inventories do not exceed market value.

The cost of sales is shown based on the estimated replacement costs prevailing on the dates when the sales were effected.

*c. Investment in shares of associated companies (Note 5)*

The investment in associated companies (see **(f)** in Note 1) is accounted for by the equity method. In accordance with this method, changes in the carrying amount of the shares derive from the changes occurring after the acquisition date in the stockholders' equity accounts of the investees.

*d. Investment in shares of subsidiary companies*

In the individual balance sheet of HYLSAMEX, the investment in subsidiary companies is accounted for by the equity method. In accordance with this method, changes in the carrying amount of the shares derive from the changes occurring after the acquisition date in the stockholders' equity accounts of the investees.

*e. Property, plant, equipment and depreciation (Note 6)*

Property, plant and equipment and the related accumulated depreciation are stated at cost restated by applying factors derived from the NCPI to the historical cost, except for machinery and equipment of foreign origin, which are stated at cost restated by applying factors derived from the general inflation index of the country of origin to the corresponding foreign currency amounts and translating those amounts to pesos at the exchange rate prevailing at the closing date.

Depreciation is calculated by the straight-line method based on the estimated useful lives of the assets as determined by the companies.

The net comprehensive financing expense (or income) incurred to finance construction in progress is capitalized as part of the cost of these assets until they become operational on a normal basis.

*f. Deferred charges*

This caption is stated at cost restated by applying factors derived from the NCPI to the historical cost. It comprises principally capitalized expenses relative to the deposits of extractable mineral of the mining subsidiaries, costs of development and implementation of integral computer systems, expenses for placement of debt, and preoperating expenses, all of which are subject to amortization.

*g. Other asset*

This caption comprises an intangible asset related to the pension and retirement plans (see Note 9).

*h. Transactions in foreign currency and exchange differences (Note 7)*

Monetary assets and liabilities in foreign currencies, mainly U.S. dollars (US$), are stated in Mexican currency at the rates of exchange in effect at the balance-sheet date. Exchange differences arising from changes in exchange rates between the transaction and settlement dates or the balance-sheet date are charged or credited to income.

*i. Estimated liabilities for seniority premiums and pensions plans (Note 9)*

The cost of the employee retirement plans (pension, healthcare expenses and seniority premiums), both formal and informal, is recognized as an expense of the years in which the services are rendered in accordance with actuarial studies made by independent actuaries.

Other compensation based on length of service to which employees may be entitled in the event of dismissal or death, in accordance with the Federal Labor Law, is charged to income in the year in which it becomes payable.

*j. Derivative financial instruments*

Liabilities arising from derivative financial instruments are stated at fair value and are included in the balance sheet as other liabilities. The differences between the fair value and the acquisition cost (including purchase expenses and premiums or discounts), as well as gains and losses incurred, are recorded directly in income, except for those arising from financial transactions on HYLSAMEX's own shares, which are recorded directly in stockholders' equity net of deferred income tax (see Note 10).

*k. Comprehensive financing expense (Note 12)*

This item is determined by grouping in the statement of income all interest and other financial income and expense, exchange gains and losses, and the gain or loss on monetary position.

The gain or loss on monetary position represents the effect of inflation, as measured by the NCPI, on the Company's monthly net monetary assets or liabilities during the year.

*l. Income tax, asset tax and employees' profit sharing (Note 14)*

Income tax and employees' profit sharing are recorded under the accounting method requiring recognition of deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of all assets and liabilities and their respective tax bases.

*m. (Loss) earnings per share*

(Loss) earnings per share are computed on the basis of the weighted average number of common shares outstanding during the year. There are no effects arising from potentially dilutive shares.

*n. Comprehensive (loss) income*

From January 1, 2001 onwards the companies adopted the standards contained in Statement B-4 "Comprehensive income". This Statement requires that the various captions relating to earned surplus for the year be included in the statement of changes in stockholders' equity under the caption "comprehensive (loss) income". Therefore, the statement of changes in stockholders' equity for 2000 was modified to make it comparative with that of 2001.

## 3. Balances and operations with related parties

The caption "Other accounts receivable" shown in the individual balance sheet at December 31, 2001 and 2000, includes Ps170 and Ps237, respectively, of accounts receivable to subsidiary companies.

The loans from ALFA correspond to a line of credit of US$40 million. In March 2001, ALFA opened it in favor of HYLSA in connection with the Company's debt-restructuring agreements (see Note 8). The line of credit bears interest at a variable rate (6.28% at December 31, 2001).

The statements of income include the following operations with related parties:

| | 2001 | 2000 |
|---|---|---|
| Consolidated | | |
| Corporate services paid | (Ps 302) | (Ps 404) |
| HYLSAMEX | | |
| Sales | 48 | |
| Purchases / cost of sales | (518) | (805) |
| Operating expenses | (119) | (179) |
| Financial income, net | 15 | 43 |

The balances included in the balance sheet arise from the above-mentioned operations.

## 4. Inventories

Consolidated inventories were analyzed as follows:

| | | 2001 | | 2000 |
|---|---|---|---|---|
| Finished products | Ps | 438 | Ps | 706 |
| Work in process | | 348 | | 434 |
| Raw materials | | 426 | | 734 |
| Spare parts, tools and materials | | 778 | | 896 |
| Estimated replacement cost | Ps | 1,990 | Ps | 2,770 |

## 5. Investment In Shares of Associated companies

At December 31, 2001 these caption comprised the following:

| | | Consolidated | | HYLSAMEX |
|---|---|---|---|---|
| Amazonia / Sidor | Ps | 452 | Ps | 452 |
| Amazonia / Sidor - Note receivable convertible to shares | | 445 | | |
| Other | | 76 | | |
| | Ps | 973 | Ps | 452 |

HYLSAMEX owns directly and indirectly through its subsidiary Hylsa Latin 36.55% of the common stock of Amazonia, which in turn owns 70% of the common stock of Sidor, a Venezuelan company.

The investment in Amazonia was accounted for by the equity method in accordance with generally accepted accounting principles. At December 31, 2001 the use of the equity method was determined based on the internal financial statements prepared by management of this associated company as of that date. At the date of issuance of HYLSAMEX's audited financial statements, no audited financial statements for Amazonia were available.

The worldwide steel industry crisis and other adverse circumstances have had a significant impact on the financial position and results of operations of Sidor. These conditions have caused it to be in violation of certain covenants contained in its bank loan agreements, thus giving its creditors the right to demand immediate payment of the indebtedness, consequently requiring reclassification of long-term liabilities as current liabilities. At the date of this report, the associated company was in the process of restructuring its debt. These negotiations require that financial projections be prepared to estimate future cash flows and, in addition, to determine whether the amounts recorded for fixed assets in Sidor require adjustment for impairment.

Since the equity of HYLSAMEX in Amazonia is accounted for by the equity method, the above-mentioned situations will only affect the amount of the investment included in HYLSAMEX's balance sheet.

In connection with the purchase of the shares in Sidor carried out in January 1998: (i) certain obligations to be guaranteed by Amazonia and its shareholders for up to US$150 million were stipulated, and (ii) Amazonia entered into an agreement to guarantee, with recourse to its shareholders, Sidor liabilities that amounted to approximately US$671 million at the date of the balance sheet.

In the event Sidor is unable to restructure its bank loans and to continue as a going concern, the creditors may require HYLSAMEX to pay its 36.55% share of these liabilities.

## 6. Property, plant and equipment

Consolidated property, plant and equipment comprised the following:

| | | 2001 | | 2000 |
|---|---|---|---|---|
| Land | Ps | 1,055 | Ps | 1,062 |
| Depreciable assets | | 34,554 | | 36,830 |
| Construction in progress and other assets | | 288 | | 604 |
| | | 35,897 | | 38,496 |
| Less – Accumulated depreciation | | 17,005 | | 17,765 |
| Net restated cost | Ps | 18,892 | Ps | 20,731 |

Depreciation charged to income represented average annual rates of 2.9% in 2001 and 2.8% in 2000.

Liens on fixed assets are referred to in Note 8.

## 7. Foreign currency position

At December 31, 2001 and 2000, the exchange rates were 9.14 and 9.60 nominal pesos to the U.S. dollar, respectively. At February 28, 2002, date of issuance of the audited financial statements, the exchange rate was 9.08 nominal pesos to the dollar.

Amounts shown below in this note are expressed in thousands of U.S. dollars, since this is the currency in which most of the HYLSAMEX's foreign currency transactions are carried out.

At December 31, 2001 the companies had the following foreign currency assets and liabilities:

| | | Consolidated | | HYLSAMEX |
|---|---|---|---|---|
| Monetary assets | US$ | 132,951 | US$ | 12,074 |
| Current liabilities | | (408,729) | | (38,917) |
| Long-term liabilities | | (782,100) | | (10,716) |
| | | (1,190,829) | | (49,633) |
| Foreign currency monetary position | (US$ | 1,057,878) | (US$ | 37,559) |
| Nonmonetary assets | US$ | 1,058,475 | US$ | 3,132 |

The nonmonetary assets (inventories, machinery and equipment) mentioned above are those manufactured outside Mexico and are stated at their net restated cost. Nonmonetary assets also include the investment in shares of associated companies.

Following is a summary of the transactions in foreign currency

| | | 2001 | | 2000 |
|---|---|---|---|---|
| Consolidated | | | | |
| Goods and services: | | | | |
| Exports | US$ | 158,049 | US$ | 223,212 |
| Imports | | (205,971) | | (262,487) |
| Interest expense, net | | (99,259) | | (101,804) |
| Imports of machinery and equipment | | (1,291) | | (3,818) |
| HYLSAMEX | | | | |
| Interest expense, net | | (3,629) | | (2,313) |

## 8. Long-term debt

At December 31, 2001 the long-term debt comprised the following:

| | | Consolidated | | HYLSAMEX | Interest rate(*) |
|---|---|---|---|---|---|
| Loans in U.S. dollars: | | | | | |
| Eurobonds **(a)** | Ps | 2,707 | | | 9.82% |
| Debentures **(b)** | | 860 | | | 3.20% |
| Commercial paper USCP | | 457 | | | 8.31% |
| Bank loans secured by accounts receivable and by the assets purchased | | 778 | | | 5.09% |
| Bank loans secured by export sales **(c)** | | 530 | Ps | 227 | 4.66% |
| Unsecured bank loans **(d)** | | 2,623 | | 104 | 5.89% |
| Loans in Mexican currency: | | | | | |
| Bank loans secured by the assets purchased | | 31 | | | 11.36% |
| Unsecured bank loans | | 1,708 | | | 10.24% |
| Loan contracted in investment units (UDIs) **(e)** | | 668 | | | 8.75% |
| | | 10,362 | | 331 | |
| Current maturities | | (2,484) | | (233) | |
| Long-term debt | Ps | 7,878 | Ps | 98 | |

Long-term maturities of the debt are as follows:

| | | Consolidated | | HYLSAMEX |
|---|---|---|---|---|
| 2003 | Ps | 2,307 | Ps | 98 |
| 2004 | | 1,750 | | |
| 2005 | | 1,060 | | |
| 2006 | | 18 | | |
| 2007 | | 2,743 | | |
| | Ps | 7,878 | Ps | 98 |

(*) The interest rates shown are the average nominal rates at December 31, 2001.

**(a)** The eurobonds, amounting to US$300 million, were placed outside Mexico by HYLSA and are payable in 2007 with the option to be repurchased from the year 2002 onwards. These liabilities are shown net of a discount of US$3.9 million (equivalent to Ps 35.6).

**(b)** The debentures are secured by certain assets of HYLSA and HYLSAMEX. This liability, with a face value of US$100 million, is shown net of a discount of US$5.9 million (equivalent to Ps53.9).

**(c)** Includes: **(i)** loans of US$30 million; the agreements covering these loans contain certain covenants for HYLSAMEX such as the obligation to channel specific cash flows to guarantee the next maturity and the obligation to supply products manufactured by HYLSA, as well as the obligation to lend a portion of the proceeds to HYLSA, which must comply with certain financial ratios. These liabilities are shown net of a cash deposit of US$5.2 million (equivalent to Ps47.9) applicable to the current portion; and **(ii)** a loan of US$42.2 million obtained by GALVAK which is shown net of a cash deposit of US$8.93 million (equivalent to Ps81.6) applicable to the current portion.

**(d)** Includes loans of US$209.9 million contracted by HYLSAMEX (US$11.4 million) and HYLSA (US$198.5 million) in January 1998 to finance their investment in Amazonia (see **(f)** in Note 1), which are shown net of a cash deposit of US$11.4 million (equivalent to Ps104.6) applicable to the current portion.

**(e)** Corresponds to a promissory note issued by HYLSA in March 2000 for 218,643,000 UDIs maturing in 2005. The UDI was equivalent to Ps3.0552 at December 31, 2001, and Ps3.0906 at February 28, 2002, date of issuance of the financial statements.

At December 31, 2001 property, plant and equipment of Ps2,156, shares of subsidiaries and associated companies with a book value of Ps1,460, accounts receivable of Ps343 and certain export sales, were pledged to guarantee liabilities totaling Ps2,199.

On December 11, 2001 because of its noncompliance with certain financial ratios contained in the loan agreements, Hylsa, S. A. de C. V. submitted to its bank creditors a proposal to restructure its entire debt, amounting to US$1,140 million (equivalent to Ps10,424) at December 31, 2001. On December 17, 2001, HYLSA paid accrued interest up to December 14, 2001, and agreed with its creditors to temporarily suspend payment of the principal and interest until completion of the restructuring process. The main issues contained in the proposal (Term-Sheet) refer to compliance with certain obligations, basically as described below:

(i) HYLSA should spin off Hylsa Norte, S. A. de C. V. and Hylsa Puebla, S. A. de C. V. (This spin-off took place on December 31, 2001).

(ii) The maturity of the medium-term promissory notes placed among public investors will be extended. This liability currently matures in 2005.

(iii) The maturities of at least 50% of the eurobonds, amounting to US$300 million, will be extended. This liability currently matures in 2007.

(iv) A bank loan of US$105 million will be obtained for GALVAK (a subsidiary company), maturing in 2003. This loan will be used to refinance a portion of the current liabilities of this subsidiary and be applied to operating activities.

(v) ALFA shall make a capital contribution of US$25 million, and open a line of credit of US$40 million for a two-year period. Both amounts will be applied to support HYLSA's liquidity.

The characteristics of the restructuring process, as contained in the above-mentioned Term-Sheet, are basically as follows:

(a) A maximum indebtedness of approximately US$700 million was stipulated for HYLSA. HYLSA's bank debt would be reduced by approximately US$493 million (US$265 million absorbed by HYLSAMEX, US$78 million absorbed by ALFA, and US$150 million repaid to the creditors through a capital contribution of US$75 million made by ALFA to repay this portion with at least a 50% discount).

(b) The remaining debt of US$700 million will be restructured in two portions: (1) US$362 million to be amortized in seven years, with a two-year grace period for the principal and two years for a portion of the interest, and (2) US$338 million, comprising US$300 million of eurobonds issued by HYLSA, for which an additional maturity extension of three years is currently being negotiated, and US$38 million representing the loans obtained by HYLSA and a subsidiary from Mexican banks, which will not be restructured.

(c) ALFA will provide financial support to HYLSA in the amount of US$78 million. HYLSA had already drawn down US$40 million of this at December 31, 2001. The remaining US$38 million correspond to a corporate guarantee on the short-term bank debt, which was utilized by HYLSA on January 31, 2002.

(d) The shares of HYLSA and GALVAK will be pledged as collateral guarantee for the US$362 million and US$265 million portions, respectively. ALFA, upon approval of its own bank creditors, may guarantee these liabilities with shares of HYLSAMEX, in favor to HYLSAMEX's creditors.

In the event the debt-restructuring process that HYLSA is carrying out is not concluded satisfactorily, the creditors could require immediate payment of the indebtedness. However, HYLSA's management expects that a satisfactory conclusion will be reached in the near future and in conformity with the aforementioned terms.

## 9. Estimated liabilities for seniority premiums and pension plans

The valuation of the liabilities for employee retirement plans (pensions and seniority premiums), both formal and informal, covers all employees and is based primarily on their years of service, their present age and their remuneration at date of retirement.

The formal retirement plans cover approximately 62% of the companies' employees and are congruent with and complementary to the retirement benefits established by the Mexican Social Security Institute. Additionally, HYLSA has established a plan to cover health-care expenses of retired employees.

HYLSA has established irrevocable trust funds for payment of pensions and seniority premiums, as well as for health-care expenses.

Following is a summary of the principal consolidated financial data relative to these obligations:

| | | 2001 | | 2000 |
|---|---|---|---|---|
| Accumulated benefit obligation | Ps | 860 | Ps | 832 |
| Unfunded accumulated benefit obligation | Ps | 806 | Ps | 698 |
| Projected benefit obligation | Ps | 1,518 | Ps | 1,447 |
| Plan assets at market value | | (54) | | (134) |
| Unamortized prior service costs (transition liability) | | (995) | | (1,088) |
| Unamortized actuarial gains and losses, net | | 218 | | 295 |
| Unfunded accrued seniority premiums and pension cost | | 687 | | 520 |
| Additional liability | | 298 | | 301 |
| Estimated liability for seniority premiums and pension plans | Ps | 985 | Ps | 821 |
| Net cost for the year | (Ps | 185) | (Ps | 187) |

Prior service cost (transition liability), plan amendment costs and actuarial gains and losses are recorded through charges to income by the straight-line method over the average remaining service life of the employees expected to receive the benefits, as follows:

| | 2001 | 2000 |
|---|---|---|
| Amortization period: | | |
| Transition liability | 13 years | 14 years |
| Unamortized actuarial gains and losses | 17 years | 18 years |
| Weighted real discount rate | 6% | 6% |
| Real estimated return at long-term on plan assets | 8% | 8% |

## 10. Derivative financial instruments on own shares

HYLSAMEX has entered into several equity derivative contracts with respect to its shares. As a result, HYLSAMEX has the right and/or the obligation to purchase them at the agreed price (specified strike price). In accordance with the above-mentioned contracts HYLSAMEX can elect, at the maturity date, either to purchase or sell shares or settle in cash any difference between the fair value of HYLSAMEX shares and the specified strike price, taking into account the upper or lower limits stipulated in the contracts. In all the contracts the amounts involved are measured in U.S. dollars. The specified strike price and/or number of shares are adjusted for the dividends paid.

### 11. Stockholders' Equity

At December 31, 2001 the restated figures of stockholders' equity were analyzed as follows:

| | Nominal amount | Restatement | Restated amount |
|---|---|---|---|
| Contributed capital: | | | |
| Capital stock | Ps 2,394 | Ps 439 | Ps 2,833 |
| Earned surplus: | | | |
| Retained earnings | 3,361 | 5,496 | 8,857 |
| Deferred income tax | 78 | 8 | 86 |
| Surplus on restatement of capital | | 2,358 | 2,358 |
| Cumulative translation adjustment | | (17) | (17) |
| | 3,439 | 7,845 | 11,284 |
| Equity in earned surplus of subsidiaries and associated companies: | | | |
| Retained earnings | (2,667) | (323) | (2,990) |
| Deferred income tax | (858) | (523) | (1,381) |
| Deficit on restatement of capital | | (2,801) | (2,801) |
| Cumulative translation adjustment | | (153) | (153) |
| | (3,525) | (3,800) | (7,325) |
| | (86) | 4,045 | 3,959 |
| Total majority interest | 2,308 | 4,484 | 6,792 |
| Minority interest | 578 | 1,271 | 1,849 |
| Consolidated stockholders' equity | Ps 2,886 | Ps 5,755 | Ps 8,641 |

The subscribed and paid-in capital stock comprised 243,756,094 Series "B" common shares without par value, representing the fixed minimum portion without right of withdrawal and without restrictions as to the nationality of the owners. The variable portion of the capital is unlimited.

In March 2001 the stockholders resolved to increase the fixed minimum portion of the capital stock in the amount of Ps2,272, through the capitalization of the paid-in capital. This increase in capital stock did not change the number of shares outstanding.

In 1996 the stockholders resolved to increase the fixed minimum portion of the capital stock by issuing 43,000,000 Series "B" shares, with the same characteristics as the current outstanding shares, to be placed in the domestic and foreign markets. At the date of issuance of these financial statements, such placement had not been made and the capital stock increase had not been subscribed or paid in.

At December 31, 2001, HYLSAMEX's retained earnings included Ps959 million appropriated to the reserve for the repurchase of its own shares.

Dividends paid from retained earnings which have not previously been taxed are subject to an income tax payable by the Company, which may be credited against the income tax payable by the Company in the three following years.

The surplus (deficit) on restatement of capital comprises principally the accumulated gain (loss) from holding nonmonetary assets and represents the difference between restating these assets by the specific cost method and restating them based on inflation measured in terms of the NCPI.

### 12. Comprehensive Financing Expense, Net

This item is analyzed as follows:

| | 2001 | 2000 |
|---|---|---|
| Consolidated | | |
| Financial expense | (Ps 1,472) | (Ps 1,697) |
| Financial income | 96 | 189 |
| Exchange gain (loss), net | 463 | (255) |
| Gain on monetary position | 463 | 1,140 |
| | (Ps 450) | (Ps 623) |
| HYLSAMEX | | |
| Financial expense | (Ps 88) | (Ps 111) |
| Financial income | 36 | 70 |
| Exchange gain (loss), net | 10 | (4) |
| Gain on monetary position | 22 | 30 |
| | (Ps 20) | (Ps 15) |

## 13. Other Expense, net

The net charge to consolidated income was as follows:

| | 2001 | 2000 |
|---|---|---|
| Loss on sale of fixed assets | (Ps 139) | (Ps 14) |
| Loss on sale of shares | (3) | |
| Indemnities and other | (151) | (72) |
| Other (expense) income, net | (30) | 22 |
| | (Ps 323) | (Ps 64) |

## 14. Income tax, asset tax and employees' profit sharing

The net charge to consolidated income for taxes was as follows:

| | 2001 | 2000 |
|---|---|---|
| Income tax: | | |
| Currently payable | (Ps 127) | (Ps 135) |
| Deferred | (88) | (65) |
| Tax on current year's income | (215) | (200) |
| Asset tax | (984) | (37) |
| Net charge to consolidated income | (Ps 1,199) | (Ps 237) |

The reconciliation between the statutory and effective income tax rates is shown below:

| | 2001 | | 2000 | |
|---|---|---|---|---|
| (Loss) income before income tax and employees' profit sharing | (Ps 963) | | Ps 434 | |
| Equity in loss of associated companies | 456 | | 205 | |
| | (Ps 507) | | Ps 639 | |
| | | Tax Rate (%) | | Tax Rate (%) |
| Income tax at statutory rate | Ps 177 | 35.0 | (Ps 223) | 35.0 |
| Add (deduct) effect of income tax on: | | | | |
| Nondeductible expenses | (11) | (2.2) | (29) | 4.6 |
| Permanent inflation accounting differences | (9) | (1.8) | 5 | (0.8) |
| Allowance for tax loss carryforwards not considered recoverable (1) | (279) | (55.0) | | |
| Other permanent differences, net | (93) | (18.4) | 47 | (7.4) |
| Tax on current year's income | (215) | (42.4) | (200) | 31.4 |
| Asset tax (1) | (984) | (194.1) | (37) | 5.7 |
| Total charged to income - effective rate | (Ps 1,199) | (236.5) | (Ps 237) | 37.1 |

(1) HYLSA's management resolved to cancel asset tax credits and tax loss carryforwards of certain subsidiaries. As a result, in accordance with Statement D-4 an adjustment to cancel deferred income tax of Ps1,263 was recorded in the fourth quarter of 2001.

Deferred income tax at December 31 was recorded as shown below:

| | Defferred income tax | Recoverable asset tax | Net |
|---|---|---|---|
| Initial accumulated effect, charged to retained earnings | (Ps 3,217) | Ps 1,162 | (Ps 2,055) |
| Effect for the year: Income | (65) | | (65) |
| Surplus on restatement of capital | 304 | | 304 |
| Other stockholders' equity accounts | 32 | | 32 |
| Asset tax paid, net | | 132 | 132 |
| Net balance at December 31, 2000 | (2,946) | 1,294 | (1,652) |
| Deferred income tax asset | (427) | | (427) |
| Deferred income tax liability | (3,373) | 1,294 | (2,079) |
| Effect for the year: Income | (88) | | (88) |
| Surplus on restatement of capital | 625 | | 625 |
| Asset tax credits expired or deemed not recoverable during year | | (984) | (984) |
| Asset tax paid, net | | 213 | 213 |
| Net balance at December 31, 2001 | (2,836) | 523 | (2,313) |
| Deferred income tax asset | (186) | (106) | (292) |
| Deferred income tax liability | (Ps 3,022) | Ps 417 | (Ps 2,605) |

At December 31, the main temporary differences requiring recognition of deferred income tax were analyzed as follows:

| | 2001 | 2000 |
|---|---|---|
| Inventories | Ps 1,000 | Ps 1,537 |
| Property, plant and equipment, net | 7,530 | 7,829 |
| Deferred charges | 1,273 | 1,230 |
| Estimated liabilities | (736) | (520) |
| Tax loss carryforwards | (919) | (1,622) |
| Other, net | (45) | (37) |
| | 8,103 | 8,417 |
| Income tax rate | 35% | 35% |
| Deferred income tax, net | Ps 2,836 | Ps 2,946 |

Employees' profit sharing is determined at the rate of 10% on taxable income adjusted as prescribed by the Income Tax Law. Tax loss carryforwards and asset tax credits are not available for purposes of reducing employees' profit sharing.

In accordance with the amendments to the Mexican Income Tax Law effective as from January 1, 2002, the corporate income tax rate will remain at 35% for the current year. However, this rate will be reduced by 1% on an annual basis until reaching a 32% rate in the year 2005. This change will give rise to a decrease of approximately Ps243 in the amount for deferred income tax payable recorded at December 31, 2001. Such amount will be credited to 2002 income.

Alejandro Elizondo B.
*President*

Ernesto Ortiz L.
*Vice-President*

# FINANCIAL SUMMARY

HYLSAMEX, S. A. DE C. V. AND SUBSIDIARIES

*(Ps. millions)*

| | 2001 | 2000 | 1999 | 1998 | 1997 |
|---|---|---|---|---|---|
| Total assets | 26,550 | 30,874 | 32,093 | 36,533 | 32,612 |
| Net working capital | 1,848 | 2,750 | 3,740 | 3,672 | 3,733 |
| Total liabilities | 17,909 | 19,265 | 17,901 | 21,099 | 16,397 |
| Total stockholders' equity | 8,641 | 11,609 | 14,192 | 15,434 | 16,215 |
| Net sales | 11,524 | 14,823 | 15,530 | 16,000 | 17,789 |
| Consolidated net income | (2,181) | 174 | 814 | 78 | 2,612 |
| Majority net income | (2,170) | 167 | 777 | 49 | 2,557 |
| Minority net income | (11) | 7 | 37 | 29 | 55 |
| Outstanding shares (millions) | 243.756 | 243.756 | 243.756 | 243.756 | 243.756 |
| Employees | 6,966 | 7,421 | 7,691 | 8,357 | 8,096 |
| Interest coverage | 1.07 | 1.73 | 2.06 | 2.18 | 3.36 |
| Financial leverage | 2.07 | 1.66 | 1.26 | 1.37 | 1.01 |
| Long-term liabilities / Property, plant and equipment | 0.61 | 0.69 | 0.59 | 0.60 | 0.47 |
| Long-term liabilities / Capitalization | 0.57 | 0.55 | 0.48 | 0.49 | 0.40 |
| Current ratio | 0.68 | 1.22 | 1.33 | 1.07 | 1.36 |
| Earnings per share (Ps) | (8.903) | 0.683 | 3.185 | 0.200 | 10.488 |
| Book value per share (Ps) | 27.863 | 39.705 | 50.610 | 56.709 | 59.881 |

For additional information:
Margarita Gutiérrez, Investor Relations
Tel.: (52) 8865-1224
Fax: (52) 8865-2855
Email: mgutierrez@hylsamex.com.mx

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## EXECUTIVE TEAM

Alejandro M. Elizondo

*Hylsamex*

Felipe Garza

*Hylsa's Flat Products Division*

*Acerex*

Héctor Salinas

*Hylsa's Bar and Rod Division*

Luis Garza T.

*Galvacer*

Raúl Quintero

*HYL Technology Division*

Mateo Quiroga

*Raw Materials*

*Services*

Ernesto Ortiz

*Finance*

*Planning*

J. Antonio Ramírez

*Human Resources*

Rafael R. Rubio

*Economy and Trade*

## BOARD OF DIRECTORS

*Chairman*

Dionisio Garza Medina

*Directors*

Gerardo M. Calderón Garza

Alejandro M. Elizondo Barragán

Mauricio Fernández Garza

Bernardo Garza de la Fuente

Armando Garza Sada

Eduardo Garza T. Fernández

Alfonso González Migoya

Leopoldo Marroquín Morales

Rafael R. Páez Garza

Rafael Rangel Sostmann

José de Jesús Valdez Simancas

José Vivanco Leza

*Secretary*

Leopoldo Marroquín Morales

Carlos Jiménez Barrera * Alternate

*Statutory Auditor*

Carlos Arreola Enríquez

Rodolfo Sandoval García * Alternate

Design by Pegasus Design, Inc. Houston, Texas www.pegasusdesign.com

HYLSAMEX

Munich 101, San Nicolás de los Garza, N.L. 66452 México
Tel: (52-81) 8865 2828 Fax: (52-81) 8865-1304
www.hylsamex.com.mx